Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in Proxy Statement on Schedule 14A for our 2019 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2019 (the “Current Report”). Accordingly, we have attached the Proxy Statement (including exhibits) to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on March 25, 2019 was $0.47 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐Preliminary Proxy Statement

☐Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒Definitive Proxy Statement

☐Definitive Additional Materials

☐Soliciting Material Pursuant to §240.14a-12

JONES SODA CO.

(Name of Registrant as Specified in Its Charter)

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
INFORMATION CONCERNING SOLICITATION AND VOTING
PROPOSAL 1 - ELECTION OF DIRECTORS
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
DIRECTOR COMPENSATION
TRANSACTIONS WITH RELATED PERSONS
REPORT OF AUDIT COMMITTEE
PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PROPOSAL 3 — ADVISORY VOTE ON COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS (“SAY ON PAY”)
SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING
HOUSEHOLDING OF PROXIES
INTERNET VOTING
OTHER BUSINESS

66 S. Hanford St., Suite 150 Seattle, WA 98134	T 206-624-3357 F 206-624-6857 www.jonessoda.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 9, 2019

2:00 p.m.

To Jones Soda Co. Shareholders:

Notice is hereby given that the 2019 Annual Meeting of Shareholders of Jones Soda Co., a Washington corporation (the “Company”), will be held at 2:00 p.m. local time on Thursday,  May 9, 2019 (the “Annual Meeting”) at the Company’s headquarters located at 66 S. Hanford St., Suite 150, Seattle, WA 98134, and via a live webcast on the Internet. Shareholders will be able, and are encouraged, to attend the Annual Meeting and vote via the live webcast at http://www.virtualshareholdermeeting.com/JSDA2019. Only shareholders who owned stock at the close of business on the record date, March 14, 2019, are entitled to receive notice and to vote at the Annual Meeting, or any adjournments of the Annual Meeting that may take place. At the Annual Meeting, we will ask you to:

1.  elect six directors nominated by our Board of Directors;

2.  ratify the appointment of Peterson Sullivan LLP as our independent registered public accounting firm for 2019;

3.  approve, by non-binding vote, the compensation paid to the Company’s Named Executive Officers; and

4.  transact such other business as may properly come before the meeting and any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE COMPANY NOMINATED DIRECTORS DESCRIBED IN THE PROXY STATEMENT, “FOR” RATIFICATION OF THE APPOINTMENT OF PETERSON SULLIVAN LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND “FOR” APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS.

Each of these items of business is more fully described in the Proxy Statement.

Internet Availability of Proxy Materials – We are furnishing proxy materials over the Internet in accordance with the Securities and Exchange Commission rules, which can be accessed at https://www.jonessoda.com/pages/sec. Please read the Proxy Statement for more information on this alternative, which we believe will allow us to provide shareholders with the information they need while lowering the costs of delivering the Proxy Statement and related materials and reducing the environmental impact of the Annual Meeting.

By Order of the Board of Directors,

Eric Chastain
Chief Operating Officer and Corporate Secretary

Seattle, Washington

March 26, 2019

Please note that in order to attend and vote at the Annual Meeting via live webcast, shareholders will need to access the website at www.virtualshareholdermeeting.com/JSDA2019 and input the unique 12-digit control number assigned to such shareholder, as set forth on the shareholder’s proxy card or Notice of Internet Availability of Proxy Materials. Shareholders are encouraged to attend the meeting via the live webcast, as only limited seating will be available for the Annual Meeting at the Company’s headquarters.

IMPORTANT

Whether or not you expect to attend the Annual Meeting via the live webcast or in person,  we urge you to vote by telephone, by internet or by marking your vote on the proxy card, signing and dating the proxy card, and returning it to us in the envelope provided at your earliest convenience. Your vote will ensure the presence of a quorum at the Annual Meeting and will save us the expense and extra work of additional solicitation. An addressed envelope, for which no postage is required if mailed in the United States, is provided for that purpose. Sending in your proxy will not prevent you from voting your shares at the Annual Meeting if you desire to do so, as your proxy is revocable at your option. Please note, however, that if a broker, bank or other nominee is the record holder of your shares and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from such broker, bank or other nominee.

JONES SODA CO.

66 S. Hanford St., Suite 150

Seattle, WA 98134

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Jones Soda Co., a Washington corporation (the “Company”) to be voted at the 2019 Annual Meeting of Shareholders, or at any adjournment thereof (the “Annual Meeting”). The Annual Meeting will be held at 2:00 p.m. (local time) on Thursday,  May 9, 2019. The Annual Meeting will be held at the headquarters of Jones Soda Co. at 66 S. Hanford St., Suite 150, Seattle, WA 98134, and via a live virtual webcast. Shareholders are encouraged to attend the Annual Meeting and vote during the meeting via live webcast at http://www.virtualshareholdermeeting.com/JSDA2019. The matters for consideration at the Annual Meeting are as set forth in the accompanying Notice of Annual Meeting of Shareholders.

We intend to mail a Notice of Internet Availability of Proxy Materials (the “Notice of Internet Availability”) on or about March 29, 2019, to all shareholders entitled to vote at the Annual Meeting. The Notice of Internet Availability contains instructions on how to access the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the  “2018 Annual Report”), including financial statements. The Notice of Internet Availability also contains a unique 12-digit control number for each shareholder, to enable such shareholder to attend and vote at the virtual webcast of the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 9, 2019

The Proxy Statement and the 2018 Annual Report are available at:

http://www.jonessoda.com/pages/sec

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting via the webcast or in person, we urge you to vote and submit your proxy in order to ensure the presence of a quorum.

Registered holders may vote:

1.  By Internet: go to www.proxyvote.com;

2.  By toll-free telephone: call 1-800-690-6903; or

3.  By mail: mark, sign, date and promptly mail the proxy card in the postage-paid envelope provided.

Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

Beneficial Shareholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

Voting and Outstanding Shares

Only holders of record of our common stock at the close of business on March 14, 2019 are entitled to notice and to vote at the Annual Meeting. There were 41,575,861 shares of common stock issued and outstanding on that date. Shareholders are entitled to one vote for each share of common stock held on each matter to be voted upon at the Annual Meeting. If your shares are represented by a completed and signed proxy, they will be voted in accordance with your directions. If your proxy is signed and returned without any directions given, your shares will be voted in accordance with the Board's recommendations.

We are not aware, as of the date of this Proxy Statement, of any matters to be voted on at the Annual Meeting other than as stated in this Proxy Statement and the accompanying Notice of Annual Meeting of Shareholders. If any other matters are properly brought before the Annual Meeting, the provided proxy gives discretionary authority to the persons named in it to vote the shares in their best judgment.

If the Annual Meeting is adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting, except for any proxies that have been revoked or withdrawn, notwithstanding that they may have been voted on the same or any other matter at a previous meeting.

Quorum; Approval Requirements

Under our Amended and Restated Bylaws, the presence at the Annual Meeting, in person or by proxy, of holders of record of at least 33 1/3 % of the outstanding shares of common stock constitutes a quorum at the Annual Meeting.

For Proposal 1, Election of Directors, directors are elected by a plurality of votes. Accordingly, the six nominees for election to the Board of Directors who receive the greatest number of affirmative votes cast at the Annual Meeting will be elected to the Board.

For Proposal 2, Ratification of Appointment of Independent Registered Public Accounting Firm, this matter will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal.

For Proposal 3, Advisory Vote on Compensation Paid to our Named Executive Officers (the “Say on Pay” proposal), this matter will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal.

Broadridge Financial Solutions, Inc., our registrar and transfer agent, will act as Inspector of Elections at the Annual Meeting and, in that capacity, will tabulate all votes and will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will have no impact on the votes relating to any of the proposals because they will not represent votes cast at the Annual Meeting for the purpose of voting on such proposals. However, abstentions and broker non-votes are counted as present for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “abstain” box on the proxy, or when a shareholder present at the Annual Meeting does not cast a ballot. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker either does not exercise, or is not permitted to exercise, discretion to vote those shares on a particular matter. However, brokers may exercise discretion to vote shares as to which instructions are not given with respect to Proposal 2, Ratification of Appointment of Independent Registered Public Accounting Firm. Brokers may not exercise discretion to vote shares as to which instructions are not given with respect to Proposal 1, Election of Directors, or Proposal 3, the Say on Pay Proposal.

Solicitation of Proxies

Our Board of Directors is soliciting proxies pursuant to this Proxy Statement. Jennifer L. Cue, our Chief Executive Officer (“CEO”), and Eric Chastain, our Chief Operating Officer, are each named as proxies on the proxy card. We will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of the Notice of Internet Availability and if requested, this Proxy Statement, the proxy card and any additional information furnished to shareholders. Copies of the Notice of Internet Availability will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of common stock in their names that are beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners for their costs of forwarding the Notice of Internet Availability to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, email, facsimile or personal solicitation by our directors, officers or other regular employees, none of whom will be paid any additional compensation for such services.

Revocability of Proxies

Any shareholder who executes a proxy pursuant to this solicitation retains the right to revoke it at any time before it is voted. It may be revoked by delivering to our Corporate Secretary, at or prior to the Annual Meeting, either a written notice of revocation or a duly executed proxy bearing a later date. Alternatively, it may be revoked by voting at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of seven directors, six of which are standing for re-election. Each director elected at the Annual Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Directors are elected by a plurality of the shares voted at the Annual Meeting.

From March 23, 2018 through April 18, 2018, the Company offered subscriptions for convertible subordinated promissory notes (the “Convertible Notes”), to select accredited investors pursuant to the terms of a Note Purchase Agreement (the “Note Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”). As a condition to the sale of the Convertible Notes and pursuant to Section 3.2 of our Amended and Restated Bylaws, the Board of Directors increased the size of the Board from six to seven members on March 23, 2018 and appointed Christopher Beach to serve as a member of the Board.  Pursuant to the Note Purchase Agreement, one of the Company’s noteholders, Manatuck Hill Partners, LLC (“Manatuck”), has the right to designate two members of the Board for so long as the convertible notes issued pursuant to the Note Purchase Agreement remain outstanding, and Mr. Beach was designated to the Board by Manatuck in accordance with the terms of the Note Purchase Agreement.

Effective as of the Company’s annual meeting held on May 10, 2018 (the “2018 Annual Meeting”), two of the Company’s former directors, Matthew Kellogg and Susan Schreter, opted to not stand for re-election at the 2018 Meeting, and the size of the Board was also decreased from seven members to six members, with one vacancy remaining at that time.

On June 14, 2018, upon the recommendation of the Nominating Committee of the Board of Directors, Raymond P. Silcock was appointed as a member of the Board to fill the vacancy on the Board, with his term of office expiring at the Annual Meeting unless re-elected.  Mr. Silcock was designated to the Board by Manatuck as its second and final designee to the Board of Directors in accordance with the terms of the Note Purchase Agreement.

On November 23, 2018, the Board of Directors increased the size of the Board to seven directors in accordance with Section 3.2 of the Company’s Amended and Restated Bylaws and, upon the recommendation of the Nominating Committee and in accordance with the Amended and Restated Bylaws, appointed Vanessa Walker to fill the vacancy on the Board of Directors resulting from the increase in the size of the Board.

On March 25, 2019, Richard Cautero informed the Company that he would not be standing for re-election at the Annual Meeting, and that he would resign from the Board of Directors effective May 9, 2019 due to personal reasons and time considerations. Mr. Cautero’s resignation was not the result of any disagreement between Mr. Cautero and the Company, its management, Board of Directors or any committee of the Board of Directors, or with respect to any matter relating to the Company’s operations, policies or practices. The Company expresses its gratitude to Mr. Cautero for his many valuable contributions. The size of the Board of Directors and membership of each of the Company’s committees will remain the same as the Nominating Committee searches for qualified candidates to fill Mr. Cautero’s vacancy based on the Company’s current initiatives. The Board of Directors will designate new members to the Nominating Committee and Audit Committee to replace Mr. Cautero at a later date.

Unless otherwise directed, the persons named as proxies in the provided proxy card will vote the proxies received by them for the six nominees named below. In the event that any nominee is unable or declines to serve as a director at or prior to the time of the Annual Meeting (an event that currently is not anticipated by management), the proxies will be voted for the election of such substitute nominee as the Board of Directors may propose.

The Board of Directors recommends a vote “FOR” each of the persons nominated by the Board of Directors.

Nominees

Set forth below is biographical information for each of the six nominees as director, each of whom is currently on our Board of Directors.

Name	Position / Background	Age	Director Since
Jeffrey D. Anderson

Mr. Anderson has over 36 years of consumer products experience working for public and private companies in senior management positions. He served as CEO for 20 years and owned his own company which he successful grew the sales and profits before selling. Mr. Anderson currently works as a Board member and Senior VP at Harbor Wholesale Foods, a large Pacific Northwest food service distributor. They supply retailer outlets like Subway and Taco Time. They also service hundreds of convenience stores and quick serve retailers. Mr. Anderson received a Bachelor of Business Administration and Master degree from the University of Iowa. Mr. Anderson has also had considerable M&A experience with over 40 acquisitions and some divestitures throughout his career. We believe Mr. Anderson is qualified to serve on our Board of Directors because of his management expertise and experience in the food industry.

		71	August 2017
Christopher Beach

Mr. Beach has over 25 years of small company governance, investment and strategy experience with a consumer and business services sector concentration. Mr. Beach has been the President of Hawksbill Holdings LLLP since 2014.  Mr. Beach served as director of Kleinfeld Bridal, a luxury retailer, from 2012 to 2014. From 2009 to 2012, Mr. Beach was Director of Business Development for Dycom Industries, Inc., an engineering and construction company, where he was responsible for intellectual property commercialization and other new business opportunities. From 2006 to 2011, Mr. Beach served as director of Ballantyne Strong, Inc., a provider of cinema and digital signage solutions. During his tenure, Mr. Beach was Chairman of the Compensation Committee and a member of the Audit and Nominating Committees of Ballantyne Strong, Inc. Mr. Beach was a portfolio manager and research analyst for Pequot Capital Management, a global investment partnership, from 1993 to 2002. From 1991 to 1993, Mr. Beach was a financial analyst for Salomon Brothers, a multinational investment bank. Mr. Beach received his Bachelor of Arts Degree in economics from Columbia University in 1991. Mr. Beach was designated to the Board by Manatuck as one of its designees in accordance with the terms of the Note Purchase Agreement.  We believe Mr. Beach is qualified to serve on our Board of Directors because of previous public company director experience and financial acumen.

		49	March 2018
Jennifer L. Cue

Ms. Cue was appointed as our President and CEO effective June 27, 2012 after joining the Board of Directors in April 2012. Ms. Cue served as Interim Chief Financial Officer of the Company from September 2011 to December 2011. She previously served in many roles with the Company, including as Chief Financial Officer and Corporate Secretary from 1997 to 2005, as Chief Operating Officer from 2002 to 2005, and as Vice President, Corporate and Financial Development from 1995 to 1997. She also previously served as a member of the Board from 1995 to 2005. During her time away from the Company from 2005 to 2011, Ms. Cue focused on strategic business consulting, private investment initiatives and financial advising. Ms. Cue holds an MBA from McGill University in Montreal and a Bachelor of Commerce from the University of British Columbia in Vancouver, British Columbia. Ms. Cue is also a Chartered Financial Analyst. We believe Ms. Cue is qualified to serve on our Board of Directors because she brings first-hand knowledge of the Company's day-to-day operations as well as an understanding of the operational, financial and strategic issues facing our Company.

		55	April 2012

Michael M. Fleming

Mr. Fleming is Chairman of our Board of Directors.  Mr. Fleming is an attorney with the law firm Ryan, Swanson & Cleveland, PLLC specializing in real estate, dispute resolution, securities and environmental matters, a position he has held since January 2014.  Mr. Fleming previously was an attorney with the law firm of Lane Powell PC from 2000 to 2013. Since August 2016, Mr. Fleming has also served on the Board of Eastside Distilling, a spirits company, were he is a member of the Audit, Compensation and Nominating Committees. Mr. Fleming also served on the Board of Directors of S&W Seed Co., an agricultural products company, where he served as Chairman of the Audit and Compensation Committees. Mr. Fleming has served on the Board of Directors of Big Brothers and Big Sisters of Puget Sound since 2002 and was Chairman of the Board of Directors for 2008/2009. He has also been the President and owner of Kidcentre, Inc., a company in the business of providing child care services in Seattle, Washington, since 1988. Since 1985, he has also been the President and owner of Fleming Investment Co., an investment company. Mr. Fleming holds a Bachelor of Arts degree from University of Washington and a law degree from the University of California, Hastings College of the Law. We believe Mr. Fleming is qualified to serve on our Board of Directors because his experience as President and owner of two businesses as well as his legal background contribute legal expertise in matters of business and securities law.

	70	April 1997
Raymond Silcock

Mr. Silcock is an experienced chief financial officer and director. He serves as an advisory partner at Alliance Consumer Growth, a private equity firm, since 2010. Mr. Silcock previously served on the boards of directors of Pinnacle Foods Inc. (Formerly NYSE: PF from 2008 until its sale to ConAgra in 2018), Bacardi Limited, Prestige Brands Holdings Inc. (NYSE:PBH) from 2006 to 2009 and the American Italian Pasta Company (NASDAQ:AIPC) from 2006 to 2007. From 2016 to 2018, Mr. Silcock served as executive vice president and chief financial officer for CTI Foods, LLC and served as executive vice president and chief financial officer at Diamond Foods Inc. (formerly NASDAQ: DMND) from 2013 until the company was sold to SnydersLance in 2016. Mr. Silcock also served as executive vice president and chief financial officer of The Great Atlantic & Pacific Tea Company (A&P) from 2011 to 2013 and served as a management consultant and executive-in-residence for Palm Ventures, LLC from 2010 to 2012. In 2007, he was appointed executive vice president and chief financial officer of US Tobacco, LLC (formerly NYSE: UST) and served until the sale of UST to Altria in 2009. He served as executive vice president and chief financial officer of Swift & Co from 2006 until the company was sold to JBS in 2007. From 1998 until 2005, Silcock served as executive vice president and chief financial officer of Cott Corporation (NYSE: COT) and before that was chief financial officer at Delimex Holdings from 1997 to 1998. From 1979 until 1997 Silcock served in various positions of increasing responsibility at Campbell Soup Company (NYSE: CPB) culminating in vice president finance - bakery and confectionery division. Mr. Silcock holds an MBA from the Wharton School of the University of Pennsylvania and is a fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock is qualified to serve on our Board of Directors because of extensive public company executive experience and financial acumen.

	69	June 2008

Vanessa Walker

From January 2016 to October 2018, Ms. Walker served as the executive vice president of marketing and innovations at Celsius Holdings (Nasdaq: CELH), a maker of clinically proven performance drinks. From January 2008 to January 2016, Walker served as senior vice president of sales and marketing at La Croix Sparkling Water, a division of National Beverage Corp. (Nasdaq: FIZZ). Prior to her time at La Croix, Ms. Walker served in various marketing and managerial roles at other beverage brands and retailers. Walker received her MBA in International Business from Mercer University, and a BA in Arts, English and Business from Florida State University. We believe Ms. Walker is qualified to serve on our Board of Directors because of her extensive beverage industry and marketing experience.

	47	November 2008

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

The Board of Directors has determined that six of our seven current directors are “independent directors” within the meaning of the listing standards of The Nasdaq Stock Market (“NASDAQ”): Jeffrey Anderson, Christopher Beach, Richard Cautero, Michael Fleming, Raymond Silcock and Vanessa Walker. In making its independence determinations, the Board of Directors considered all relationships between any of the directors and the Company. Following the Annual Meeting, we will have six directors, of which five will be “independent directors” within the meaning of the listing standards of NASDAQ.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors selects by consensus the Chairman from the directors. Michael Fleming currently serves as the Chairman of the Board. The Board of Directors does not have a specific policy on whether the roles of Chief Executive Officer and Chairman of the Board should be separate, or if the roles are separate, whether the Chairman of the Board should be selected from the non-employee directors. Currently, these roles are separate and the Chairman is a non-employee director. The Board of Directors believes that it should have discretion to determine the most appropriate leadership structure within the Board of Directors from time to time.

The Board of Directors believes having an independent Chairman of the Board is the appropriate leadership structure for the Board of Directors at this particular time. The Board of Directors believes this structure ensures a greater role for the independent directors in the oversight of the Company, as well as their active participation in setting agendas and establishing priorities and procedures for the work of the Board of Directors. The Board of Directors also believes its administration of risk oversight, as discussed below, has not affected the Board's leadership structure.

The Board of Directors oversees the risk management process, while executive management oversees and manages risk on a day-to-day operational basis. The Board of Directors receives regular reports from executive management on areas of material risk to the Company, including operational, financial, legal, regulatory and strategic risks. While the Board of Directors is ultimately responsible for risk oversight, each of the Board committees assists in fulfilling these oversight responsibilities. The Audit Committee oversees management of financial risks by identifying key areas of risk for the Company, reviewing management's policies, programs and policies to deal with risk, identifying members of management whose responsibility it is to manage risks and receiving reports from such persons. The Compensation Committee is responsible for overseeing the management of risks relating to corporate governance and the compensation of executives, employees and non-employee directors. The Nominating Committee manages risks associated with Board composition, including the independence of Board members. The Chair of the relevant Board committee reports on its discussions to the full Board of Directors, enabling the Board of Directors and its committees to coordinate the risk oversight roles.

Board Attendance

During the 2018 fiscal year, the Board of Directors held eight meetings. Each director was in attendance at more than 75% of the meetings held of the Board of Directors and any committees on which he or she served during his or her tenure as a director in 2018. At each Board meeting, non-employee directors have the opportunity to, and regularly do, meet in executive session without members of management present.

We do not have a formal policy requiring director attendance at our annual meeting of shareholders; however, all directors are encouraged to attend. At the 2018 Annual Meeting, two of our directors were in attendance.

Board Meetings and Committees

Our Board of Directors has an Audit Committee, a Compensation and Governance Committee (the “Compensation Committee”) and a Nominating Committee. The membership of each committee as of March 14, 2019 is indicated below:

Director	Audit	Compensation and Governance	Nominating
Jeff Anderson		X
Christopher Beach	X		Chair
Richard V. Cautero (1)	X		X
Michael M. Fleming		Chair	X
Raymond Silcock	Chair	X
(1)

Following the Annual Meeting, Mr. Cautero will no longer be a member of the Board of Directors, and the Board of Directors will designate new members to the Nominating Committee and Audit Committee to replace Mr. Cautero at such time.

Audit Committee

The Audit Committee represents the Board of Directors in discharging its responsibilities relating to our accounting, reporting, financial and internal control practices, and any related party transactions. Among its responsibilities, the Audit Committee: is responsible for selecting, retaining or replacing our independent auditors; reviews the scope, fees and result of their audit; reviews the independence of the auditors; reviews and approves any non-audit services and related fees; is informed of their significant audit findings and management's responses; reviews the adequacy of the Company’s accounting and financial personnel; reviews the Company’s financial reporting processes and internal controls over financial reporting and disclosure controls and procedures, and oversees legal and regulatory compliance matters, including reviewing  reviewing and approving all significant related party transactions and potential conflict of interest situations. The Audit Committee reviews the quarterly and annual financial statements and recommends their acceptance to the Board of Directors. The Audit Committee also periodically reviews, in consultation with the Compensation Committee, the Code of Conduct and the Code of Ethics, and establishes and reviews (a) procedures for receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters; and (b) procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  The Audit Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed by the committee on a periodic basis, and by the Board of Directors as appropriate.  This charter is posted on the Company’s website www.jonessoda.com under the Investor Relations tab under the heading “Corporate Governance.”

During 2018, the Audit Committee initially consisted of Messrs. Anderson and Cautero until Messrs. Beach and Silcock (Chair) were appointed to the committee on August 7, 2018, at which time Mr. Anderson was no longer a member of the Audit Committee, and the Audit Committee was thereafter comprised of Messrs. Silcock, Beach and Cautero. The Board of Directors has determined that, after consideration of all relevant factors, each of these directors qualifies as an “independent” director under applicable Securities and Exchange Commission (“SEC”) and NASDAQ rules. Following the Annual Meeting, Mr. Cautero will no longer be a member of the Board of Directors, and the Board of Directors will designate a new member to the Audit Committee to replace Mr. Cautero at such time.  Each member of the Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our consolidated financial statements, or those of any of our current subsidiaries, at any time during the past three years. The Board of Directors has designated Mr. Silcock as an “audit committee financial expert” as defined under applicable SEC rules and has determined that Mr. Silcock possesses the requisite “financial sophistication” under applicable NASDAQ rules.    The Audit Committee held four meetings in 2018.

Compensation and Governance Committee

During 2018, the Compensation Committee consisted of Messrs. Fleming (Chair) and Anderson. Mr. Silcock was appointed to the committee on August 7, 2018. The Board of Directors has determined that, after consideration of all relevant factors, each of these directors qualifies as an “independent” and “non-employee” director under applicable NASDAQ and SEC rules and qualifies as an “outside director” pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Board of Directors regarding the Company’s general compensation policies as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held two meetings during 2018.

The Compensation Committee has a number of functions and responsibilities as delineated in its written charter, which is reviewed by the committee on an annual basis, and by the Board of Directors as appropriate. A current copy of the Compensation Committee charter is available on our website at www.jonessoda.com under the Investor Relations tab under the heading “Corporate Governance.”

The primary functions of the Compensation Committee are to (i) assist the Board of Directors with its responsibilities relating to compensation of the Company's CEO and other executives, employees and directors who are not employees of the Company, (ii) advise the Board of Directors in connection with the Company’s retirement, welfare and other benefit plans, and (iii) develop, update, as necessary, and recommend to the Board of Directors corporate governance principles and policies, applicable to the Company, and monitor compliance with such principles and policies. The Compensation Committee, when appropriate, may delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee, the Board of Directors or Company officers. Additionally, the Compensation Committee, in its sole discretion, may retain compensation consultants, independent counsel, accounting and other professionals without seeking approval of the Board of Directors with respect to the selection, fees or retention terms for these advisors. The Compensation Committee did not retain a compensation consultant in 2018.

Under its charter, the Compensation Committee establishes, and annually reviews, policies regarding executive compensation. With respect to our CEO, the Compensation Committee solicits input from the full Board of Directors and, based on that input, develops corporate goals and objectives relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives and recommends to the Board of Directors the CEO’s compensation based on this evaluation and other relevant information. For other executive officers, the CEO provides the Compensation Committee a performance assessment and recommendation regarding performance goals and compensation. The Compensation Committee reviews this information and the recommendations, as well as other relevant information, and recommends the compensation of these officers on an annual basis to the Board of Directors for approval. With respect to equity grants, the Compensation Committee has the authority, without Board of Director approval, to approve all equity awards to employees and executive officers, although the Company’s general practice is to obtain Board approval of equity awards.

The CEO reports to the Compensation Committee periodically on the results of the evaluations of our executive officers (other than the CEO). In addition to the CEO’s involvement in setting individual performance goals, conducting evaluations and making compensation recommendations for other executive officers, our management team plays an active role in updating the Compensation Committee on the trends and challenges of hiring, retaining and competing for talent. The management team periodically suggests alternative forms of compensation or compensation strategies to assist the Compensation Committee in recommending to the Board compensation packages that will enable us to attract and retain key talent.

Under its charter, the Compensation Committee also reviews director compensation practices, including analysis of our practice in comparison to other companies, and recommends to the Board of Directors revisions to our director compensation program. In addition, the Compensation Committee develops, periodically reviews and recommends to the Board of Directors director and executive stock ownership guidelines, and provides oversight and recommendations to the Board regarding our tax-qualified and nonqualified benefit plans.  In addition, the Compensation Committee develops and recommends to the Board procedures for selection of the Chairperson of the Board, and helps develop an annual meeting calendar for the Board.  The Compensation Committee recommends to the Board of Directors, as appropriate, the number, type, functions and structure and independence of the Board committees, and helps determine procedures for selection of the CEO and assists with the development and maintenance of a succession plan.  The Compensation Committee also periodically reviews, in consultation with the Audit Committee, the Code of Conduct and the Code of Ethics, and consults with and supports the Audit Committee with respect to the establishment of (a) procedures for receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters; and (b) procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  The Compensation Committee also develops, reviews and recommends such other corporate governance policies and principles as it deems appropriate.

Nominating Committee

During 2018, the Nominating Committee consisted of Messrs. Fleming and Cautero. Mr. Beach (Chair) was appointed to the committee on August 7, 2018. The Board of Directors has determined that, after consideration of all relevant factors, each of these directors qualifies as an “independent” director under applicable NASDAQ rules. Following the Annual Meeting, Mr. Cautero will no longer be a member of the Board of Directors, and the Board of Directors will designate a new member to the Nominating Committee to replace Mr. Cautero at such time.  The Nominating Committee held three meetings during 2018.

The Nominating Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed by the committee on an annual basis, and by the Board of Directors as appropriate. A current copy of the Nominating Committee charter is available on our website at www.jonessoda.com under the Investor Relations tab under the heading “Corporate Governance.”

The primary functions of the Nominating Committee are to identify individuals qualified to become members of the Board of Directors and to approve and recommend to the Board of Directors director candidates for election to the Board of Directors. The Nominating Committee is generally responsible for the identification, review, selection and recommendation to the Board of Directors of candidates for director nominees, including the development of policies and procedures to assist in the performance of these responsibilities.  In the event there is a vacancy on the Board of Directors, the Chair of the Nominating Committee will initiate the effort to identify appropriate director candidates.

The Nominating Committee also periodically reviews with the Board of Directors the appropriate size of the Board of Directors, any appropriate restrictions on Board service, such as term limits and retirement policy, recommends standards regarding the Company’s definition of “independence,” establishes performance criteria/expectations for director performance, and oversees the criteria and method for evaluating the effectiveness of the Board of Directors.

Director Nomination Process

As noted above, the Board of Directors has determined that director nomination responsibilities should be overseen by the Nominating Committee.  One of the Nominating Committee’s goals is to assemble a Board that brings a variety of perspectives and skills derived from high quality business and professional experience.  The Nominating Committee has recommended to the Board of Directors, and the Board of Directors has adopted, the Director Selection Guidelines set out in Exhibit A to the Nominating Committee charter. In accordance with the Director Selection Guidelines, the Nominating Committee and the Board of Directors, as appropriate, will review the following considerations, among others, in their evaluation of candidates for Board nomination: personal and professional ethics; training, experience and ability in making and overseeing policy in business; commitment to fulfilling the duties of the Board of Directors; commitment to understanding the Company’s business; commitment to engaging in activities in the best interests of the Company; independence; diversity; industry knowledge and contacts; financial or accounting expertise; leadership qualities; public company board of director and committee experience and other relevant qualifications. The Nominating Committee does not have a formal policy with respect to diversity; however, the Nominating Committee and the Board of Directors believes it essential to have directors representing diverse viewpoints. Accordingly, diversity is one factor considered by the Nominating Committee in evaluating overall Board composition and evaluating appropriate director candidates. We believe our current directors bring strong diversity of experiences to the Board of Directors as leaders in business, finance and legal affairs. Under the oversight of the Nominating Committee, the Board of Directors periodically reviews the composition of the Board and assesses the characteristics and critical skills required of prospective director candidates.

Other than consideration of the foregoing and applicable SEC and NASDAQ requirements, unless determined otherwise by the Nominating Committee, there are no stated minimum criteria, qualities or skills for director nominees. The Nominating Committee may also consider such other factors as it may deem are in the best interests of us and our shareholders. In addition, at least one member of the Board of Directors serving on the Audit Committee should meet the criteria for an “audit committee financial expert” having the requisite “financial sophistication” under applicable NASDAQ and SEC rules, and a majority of the members of the Board of Directors should meet the definition of “independent director” under applicable NASDAQ rules.

The Nominating Committee identifies director nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. The Nominating Committee also takes into account an incumbent director’s performance as a Board member. If any member of the Board of Directors does not wish to continue in service, if the Nominating Committee decides not to re-nominate a member for reelection, if the Board decided to fill a director position that is currently vacant or if the Board of Directors decides to recommend that the size of the Board of Directors be increased, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria described above. Potential director candidates are referred to the Chair of the Nominating Committee for consideration by the Nominating Committee, which may then recommend the director candidate to the Board of Directors for its consideration, if deemed appropriate. If necessary or desirable in the opinion of the Nominating Committee, the Nominating Committee will determine appropriate means for seeking additional director candidates, including engagement of outside consultants to assist in the identification of director candidates.  Upon the Nominating Committee’s recommendations, the Board recommends the director nominees to the shareholders for election.

The Nominating Committee will consider candidates recommended by shareholders in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other appropriate sources. Shareholders wishing to suggest director candidates should submit their suggestions in writing to the Chair of the Nominating Committee, c/o the Corporate Secretary of the Company, providing the candidate's name, biographical data and other relevant information. Shareholders who intend to nominate a director for election at the 2020 Annual Meeting of Shareholders must provide advance written notice of such nomination to the Corporate Secretary of the Company in the manner described below under the heading “Shareholder Proposals For 2020 Annual Meeting.”

Shareholder Communication with the Board

Shareholders who wish to communicate with our Board of Directors or with a particular director can send correspondence to our Corporate Secretary, c/o Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication” or “Shareholder-Director Communication.” All such correspondence must identify the author as a shareholder of Jones Soda Co., and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified directors.

Depending on the subject matter of the communication, management will do one of the following:

•	forward the communication to the director or directors to whom it is addressed;
•	attempt to handle the inquiry directly, for example where it is a request for information about Jones Soda Co. or it is a stock related matter; or
•	not forward the communication if it is primarily commercial in nature, if it relates to an improper or irrelevant topic, or if it is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board meeting, management will present a summary of all communications received since the last meeting that were not forwarded and shall make those communications available to the directors.

In addition, any person who desires to communicate any matter specifically to our Audit Committee may contact the Audit Committee by addressing a letter to the Chair of the Audit Committee, c/o Corporate Secretary, Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134. Communications addressed to the Audit Committee Chair may be submitted anonymously, in which event the envelope will not be opened for any purpose other than appropriate security inspections. Otherwise, such mailing will be forwarded directly to the Chair of our Audit Committee for his or her review and follow-up action as he or she deems appropriate.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 14, 2019 certain information regarding the beneficial ownership of our outstanding common stock by the following persons or groups:

•	the Named Executive Officers identified in the Summary Compensation Table below;

•	each of our directors and director nominees; and
•	all of our directors and executive officers as a group.

Other than Ms. Cue, our CEO, we are not aware of any person who beneficially owned more than 5% of our common stock as of March 14, 2019.

As of March 14, 2019 there were 41,575,861 shares of common stock issued and outstanding. Unless otherwise indicated, each person's address is c/o Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134.

Beneficial ownership is determined in accordance with SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power.  Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 14, 2019 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated and subject to community property laws where applicable, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the shares listed opposite their names.

	Beneficial Ownership of Common Stock (1)
Name and Address of Beneficial Owner	No. of Shares	Securities Currently Exercisable or Within 60 Days	Total Beneficial Ownership	Percent of Total
Executive Officers and Directors
Jennifer L. Cue, Chief Executive Officer and Director (2)	2,406,360	663,288	3,069,648	7.3%
Eric Chastain, Chief Operating Officer and Corporate Secretary (3)	10,500	364,195	374,695	*
Max Schroedl, Chief Financial Officer (4)	—	162,307	162,307	*
Jeff Anderson, Director	40,541	39,583	80,124	*
Christopher Beach, Director (5)	504,287	1,653,938	2,158,225	5.0%
Richard V. Cautero, Director (6)	82,299	270,000	352,299	*
Michael M. Fleming, Director	68,536	340,000	408,536	1.0%
Raymond Silcock, Director	42,000	—	42,000	*
Vanessa Walker, Director	—	—	—	*
All current directors and executive officers as a group (9) persons)	3,154,523	3,493,311	6,647,834	14.8%

* Less than one percent
(1) The table is based upon information supplied by such principal shareholders, executive officers and directors.

(2) On March 23, 2018, Mrs. Cue purchased a $100,000 convertible subordinated promissory note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and a conversion rate of $0.32 per share. The conversion price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.  Ms. Cue may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note. As of March 14, 2019, Ms. Cue has the ability to convert the note into 330,788 shares, which have been included in the amounts described above.

(3) On April 18, 2018, Mr. Chastain purchased a $10,000 convertible subordinated promissory note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and a conversion rate of $0.32 per share. The conversion price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.  Mr. Chastain may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note. As of March 14, 2019, Mr. Chastain has the ability to convert the note into 32,945 shares, which have been included in the amounts described above.

(4) On April 18, 2018, Mr. Schroedl purchased a $5,000 convertible subordinated promissory note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and a conversion rate of $0.32 per share. The conversion price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.  Mr. Schroedl may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note. As of March 14, 2019, Mr. Schroedl has the ability convert the note into 16,473 shares, which have been included in the amounts described above.

(5) On March 23, 2018, Mr. Beach purchased a $500,000 convertible subordinated promissory note of the Company, which accrues interest at a rate of 6.0% per annum with a four-year team and a conversion rate of $0.32 per share. The conversion price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.  Mr. Beach may convert all or part of such convertible note into shares of common stock of the Company at any time on or prior to the maturity date of the convertible note. As of March 14, 2019, Mr. Beach has the ability to convert the note into 1,653,938 shares, which have been included in the amounts described above.

(6) On March 25, 2019, Mr. Cautero informed the Company that he would not be standing for re-election at the Annual Meeting, and that he would resign from the Board of Directors effective May 9, 2019 due to personal reasons and time considerations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Reporting Persons are also required by SEC regulations to furnish us with copies of all such ownership reports they file. SEC regulations also require the Company to identify in this Proxy Statement any Reporting Person who failed to file any such report on a timely basis.

Based solely on our review of the copies of such reports received or written communications from certain Reporting Persons we believe that all Reporting Persons filed all required Section 16(a) reports on a timely basis for fiscal year.

Code of Ethics

We have a Code of Ethics that applies to our CEO and other senior financial officers, as well as a Code of Conduct applicable to all directors, officers and employees. A copy of each is posted on our website at www.jonessoda.com under the Investor Relations tab, under “Corporate Governance” and under the headings “Code of Ethics” and “Code of Conduct.” If we waive any material provision of our Code of Conduct or Code of Ethics for our CEO and senior financial officers or substantively change the codes, we will disclose that fact on our website within four business days.

EXECUTIVE OFFICERS

Our executive officers as of March 14, 2019 were as follows:

Name	Age	Position
Jennifer L. Cue.............................................................	55	President and Chief Executive Officer
Eric Chastain...............................................................	48	Chief Operating Officer and Corporate Secretary
Max Schroedl...............................................................	36	Chief Financial Officer (1)
(1)	On March 20, 2019, Mr. Schroedl provided the Company with notice of his resignation, which will be effective on April 5, 2019.

Ms. Cue’s biography is set forth above under Proposal 1, Election of Directors.

Mr. Chastain was appointed as our Chief Operating Officer effective June 2014. He has been with the Company for nearly 17 years, and previously served as Vice President of Operations of the Company from May 2002 to June 2014. As Chief Operating Officer, Mr. Chastain is responsible for directing the operational aspects of our contract manufacturing, as well as purchasing, logistics, and product development. Additionally, Mr. Chastain leads the international business development for the Company. Prior to joining the Company, Mr. Chastain had several years of beverage manufacturing experience as Director of Operations. Mr. Chastain attended Washington State University and Central Washington University where he earned a Bachelor of Arts degree in Business Administration.

Mr. Schroedl was appointed as our Chief Financial Officer effective March 7, 2017. On March 20, 2019, Mr. Schroedl provided the Company with notice of his resignation, which will be effective on April 5, 2019. Mr. Schroedl served in various financial roles after joining the Company in January 2016. Previously, Mr. Schroedl served as Controller of Sabey Data Centers from May 2013 to November 2015. In addition, he held various accounting and financial reporting roles at Expedia, Inc. from May 2012 to May 2013, BRE Properties Inc. from April 2008 to May 2012, and Deloitte from September 2006 to March 2008. Mr. Schroedl has a Bachelor of Arts in Business Administration (accounting emphasis) and Masters in Public Accounting (audit and assurance), both from the University of Washington, and is a Certified Public Accountant.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2018 and 2017, all compensation awarded, earned by or paid to the following persons (the “Named Executive Officers”) by the Company:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total
Jennifer L. Cue	2018	$96,000	$20,347	$6,000	$102,000
President, Chief Executive Officer and Director	2017	96,000	—	6,000	102,000
Eric Chastain	2018	114,923	9,555	—	124,478
Chief Operating Officer and Corporate Secretary	2017	105,000	—	—	105,000
Max Schroedl (3)	2018	116,667	5,460	—	122,127
Chief Financial Officer	2017	100,000	—	—	100,000

____________

(1)

Represents the aggregate grant date fair value for awards granted, as applicable, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). See our Annual Report regarding the assumptions underlying the valuation of equity awards.

(2)	“All Other Compensation” for 2018 and 2017 consisted of a $6,000 car allowance.
(3)	On March 20, 2019, Mr. Schroedl provided the Company with notice of his resignation, which will be effective on April 5, 2019.

Narrative Disclosure to Summary Compensation Table

The following describes the material factors necessary to understand the compensation disclosed in the Summary Compensation Table.

Jennifer L. Cue. Ms. Cue serves as our President and CEO pursuant to an employment agreement that was effective June 2012. Pursuant to the employment agreement, Ms. Cue receives an annual base salary of $96,000 and based on the achievement of performance metrics that may be established by the Compensation Committee of our Board of Directors, she will be eligible for performance-based cash bonuses. No performance cash bonus was paid to Ms. Cue for 2018 or 2017.  During 2018 and 2017,  Ms. Cue was  paid a  $500 per month car allowance.

Per Ms. Cue’s employment agreement, if the Company or its successor terminates Ms. Cue’s employment without Cause (as defined below) in connection with a Change of Control (as defined in the Company’s 2011 Incentive Plan), Ms. Cue will receive a lump sum severance payment, payable within two and one-half (2-1/2) months following her termination date, in an amount equal to six months of Ms. Cue’s then-current annual base salary.  Cause is defined as: conviction of any felony or of a misdemeanor; breach of the Code of Ethics or Insider Trading Policy or the Company’s Regulation FD policies, as now in effect or as modified in the future; theft or embezzlement from the Company; or attempt to obstruct or failure to cooperate with any investigation authorized by the Company or any governmental or self-regulatory entity.

In connection with her performance, in March 2018, the Company awarded to Ms. Cue a stock option to purchase up 100,000 shares of common stock, which option is subject to the terms and conditions of the 2011 Incentive Plan, has an exercise price equal to $0.35 per share and vests as follows: 12,500 shares of shall become exercisable each quarter over the following two years, in each case subject to Ms. Cue’s continued employment with the Company.

Eric Chastain. Mr. Chastain has served as our Chief Operating Officer since June 2014 and as Corporate Secretary since December 2015. Mr. Chastain previously served as Vice President of Operations from 2002 until June 2014 when he was promoted to Chief Operating Officer. Mr. Chastain receives an annual base salary of $116,130. In addition, Mr. Chastain is eligible to receive an annual performance cash bonus based on the Company achieving certain net income targets, all subject to approval by the Compensation Committee. No performance cash bonus was paid to Mr. Chastain for 2018 or 2017.

In connection with his performance, in March 2018, the Company awarded to Mr. Chastain a stock option to purchase up 50,000 shares of common stock, which option is subject to the terms and conditions of the 2011 Incentive Plan, has an exercise price equal to $0.35 per share and vests as follows:  25,000 shares would become exercisable upon the Company’s achievement of certain quantitative performance targets, and 25,000 shares would become exercisable as follows: (i) 25% of such shares upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares at the conclusion of each additional one-month period thereafter until December 8, 2020, in each case subject to Mr. Chastain’s continued employment with the Company. The Company performance targets were met, and 25,000 of such options vested in 2018.

Max Schroedl.  Mr. Schroedl currently serves as our Chief Financial Officer effective March 7, 2017.  On March 20, 2019, Mr. Schroedl provided the Company with notice of his resignation, which will be effective on April 5, 2019.  Mr. Schroedl, served as Vice President of Finance and Principal Financial Officer of the Company since May 2016. Mr. Schroedl served as Controller of the Company from January 2016 to May 2016. As the Chief Financial Officer of the Company, Mr. Schroedl received an annual base salary of $120,000. In addition, Mr. Schroedl was eligible to receive an annual performance cash bonus based on the Company achieving certain net income targets, all subject to approval by the Compensation Committee.

In connection with his performance, in March 2018, the Company awarded to Mr. Schroedl a stock option to purchase up to 50,000 shares of common stock, which option is subject to the terms and conditions of the 2011 Incentive Plan, has an exercise price equal to $0.35 per share and vests as follows:  25,000 shares would become exercisable once the Company achieved certain quantitative performance targets, and 25,000 shares would become exercisable as follows: (i) 25% of such shares upon the first anniversary of the vesting commencement date and (ii) an additional 1/48th of such shares at the conclusion of each additional one-month period thereafter until December 8, 2020, in each case subject to Mr. Schroedl’s continued employment with the Company. The Company performance targets were not met, and 25,000 of such options were cancelled during 2018.

Outstanding Equity Awards at Fiscal Year-End 2018 Table

The following table presents information about outstanding equity awards held by each of the Named Executive Officers as of December 31, 2018.

		Option Awards
		Number of Securities Underlying Unexercised Options (#)
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jennifer L. Cue	3/6/2018	62,500	37,500	$0.35	3/6/2028
	12/21/2015	250,000	—	0.41	12/21/2025
	12/13/2011	10,000	—	0.49	12/13/2021
	9/12/2011	10,000	—	0.83	9/12/2021
Eric Chastain	3/6/2018	25,000	—	0.35	3/6/2028
	3/6/2018	7,292	17,708	0.35	3/6/2028
	12/8/2016	50,000	—	0.49	12/8/2026
	12/8/2016	30,208	19,792	0.49	12/8/2026
	11/18/2015	43,750	6,250	0.41	11/18/2025
	12/12/2013	50,000	—	0.47	12/12/2023
	1/24/2013	100,000	—	0.27	1/24/2023
	12/6/2012	15,000	—	0.31	12/6/2022
	4/12/2010	10,000	—	0.81	4/12/2020
	3/16/2009	15,500	—	0.80	3/16/2019
	3/27/2008	11,250	—	3.27	3/27/2018
Max Schroedl	3/6/2018	7,292	17,708	0.35	3/6/2028
	12/8/2016	60,417	39,583	0.49	12/8/2026
	5/3/2016	37,500	12,500	0.69	5/3/2026
	1/29/2016	40,625	9,375	0.43	1/29/2026

___________________

(1)

Ms. Cue's stock options vest as follows (in each case, subject to Ms. Cue’s continued employment with the Company):

•2018 stock option grants in March 2018 vest evenly over the next 8 quarters, with 12,500 vesting each quarter;

• 2015 December stock option grant was fully vested upon grant; and

• 2011 stock option grants vested in full on the one-year anniversary from the respective date of grant

(2)

Mr. Chastain's stock options vest as follows (in each case, subject to Mr. Chastain’s continued employment with the Company):

•2018 stock option grants in March 2018, 50% vest over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter; and 50% cliff vested in March 2019 after certain performance metrics were met;

•2016 stock option grant in December 2016 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

•2016 stock option grant in December 2016 cliff vested in 2017 as certain quantitative Company performance metrics were met;

•2015 stock option grant in November 2015 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

• 2013 stock option grant in December 2013 vests over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter;

• 2013 stock option grant in January 2013 vests and becomes exercisable at a rate of 1/24 each month and will become fully exercisable on the two-year anniversary of the date of grant subject his continuous service;

• 2012 stock option vested in full on the one-year anniversary of the date of grant; and
• 2008, 2009 and 2010 stock options vested over a period of 42 months, with 14.29% vesting on each six-month anniversary of the grant date.
(3)

Mr. Schroedl's stock options vest as follows (in each case, subject to Mr. Schroedl’s continued employment with the Company):

•2018 stock option grants in March 2018 vest over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter; and

•2016 stock option grants in January 2016, May 2016 and December 2016 vest over a period of 48 months, with 25% vesting after one year and an additional 1/48th vesting each one-month period of continuous service completed thereafter,

Additional Narrative Disclosure

As described above under “Narrative Disclosure to Summary Compensation Table,” our employment agreement with Ms. Cue, our CEO provides for certain benefits in the event of termination or change of control.

In addition, both our 2002 Equity Plan and our 2011 Incentive Plan provide for accelerated vesting of all unvested awards upon a corporate transaction, irrespective of the scheduled vesting date for these awards, unless the awards are assumed or substituted for by the successor company. For purposes of each plan, a “corporate transaction” means any of the following events:

2002 Equity Plan

•

Consummation of any merger or consolidation in which we are not the continuing or surviving corporation, or pursuant to which shares of our common stock are converted into cash, securities or other property and our shareholders (immediately prior to such merger or consolidation) own less than 50% of the outstanding voting securities of the surviving corporation after the merger or consolidation;

•	Consummation of any sale, lease, exchange or other transfer in one transaction, or a series of related transactions, of all or substantially all of our assets; or
•	Shareholder approval of any plan or proposal for our liquidation or dissolution.

2011 Incentive Plan:

•	Acquisition by a third party of beneficial ownership of 50% or more of the outstanding common stock or voting power of the Company, subject to certain exceptions;

•

A change in the composition of the Board during any 24-month period such that the individuals who, as of the beginning of such 24-month period, constitute the Board, cease for any reason to constitute at least a majority of the Board, subject to certain exceptions;

•	Consummation of a merger or consolidation of the Company with or into any other company;
•

Consummation of a statutory share exchange pursuant to which our outstanding shares are acquired or a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of our outstanding voting securities; or

•	Consummation of a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of our assets.

Compensation Practices

We have evaluated the risks arising from our compensation policies and practices for our employees and concluded that such risks are not reasonably likely to have a material adverse effect on the Company. In this regard, the following factors, among others, were considered:

•	Compensation is in line with the Company’s business plan and discourages inappropriate risk-taking for short-term gains;
•

Long-term incentive compensation is primarily in the form of stock options that generally vest over multiple year periods, thereby aligning the interests of management and other key employees with the long-term interests of our shareholders;

•	Annual cash bonuses are discretionary and are not governed by a fixed formula; and
•	Sales commissions are not an element of our compensation practices for our Named Executive Officers or other senior management.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting director compensation, the Board of Directors considers the significant amount of time that directors expend in fulfilling their duties as well as the skill level required of members of the Board of Directors.

In addition to cash and stock-based compensation, non-employee directors are reimbursed for their out-of-pocket expenses, in accordance with our reimbursement policies, incurred in attending meetings of the Board of Directors and committee meetings and conferences with our management. We also maintain liability insurance for all of our directors and executive officers: Ms. Cue, our sole director who is also an employee, receives no compensation for her service as a  director.

2018 Standard Cash Compensation

We pay cash compensation to our non-employee directors for their service on the Board and Committees. Under our standard director compensation structure, each non-employee director received the following cash compensation for his or her service in 2018:

Non-employee ("NE") Director Annual Retainer	$5,500
NE Director Board Meeting Attendance Fee (telephonic)	1,000 (500)
NE Director Committee Meeting Attendance Fee - live or telephonic	500
Chair of Board of Directors Annual Retainer	2,500
Chair of Audit Committee Annual Retainer	1,000
Chair of Compensation and Governance Committee Annual Retainer	750
Chair of Nominating Committee Annual Retainer	750

2018 Standard Equity Compensation

Equity compensation for non-employee director service is an annual restricted stock unit award that vests over one year, the number of shares underlying such award is determined by dividing $15,000 by the closing share price on the date of grant (which shall be the first business day in January in each calendar year); when joining the Board each  non-employee director shall receive an initial restricted stock unit award that vests over one year, the number of shares underlying such award be determined by dividing $15,000 by the Company’s closing stock price on the date of grant (which shall be the first trading day following the date on which such director is appointed), prorated based on the date on which such director is appointed.

2018 Non-Standard Compensation

Non-employee directors can elect to receive payment of all or any portion of their cash compensation in the form of shares of our fully vested common stock in lieu of cash. Our Compensation Committee has approved this practice since June 2010. No directors elected to receive shares in lieu of payment of all or any portion of their cash compensation during 2018.

2018 Director Compensation Table

The following table presents information about compensation earned by non-employee directors during 2018:

Name	Fees Earned ($)	RSU Awards ($)(1)	Total ($)
Jeff Anderson	$15,375	$15,000	$30,375
Chris Beach	10,875	15,000	25,875
Richard Cautero (2)	12,000	15,000	27,000
Michael M. Fleming	16,750	15,000	31,750
Ray Silcock	8,011	13,750	21,761
Vanessa Walker	3,037	7,500	10,537

____________

(1)

Represents the aggregate grant date fair value for awards granted in 2018 in accordance with ASC Topic 718. See our Annual Report regarding the assumptions underlying the valuation of equity awards. As of December 31, 2018, each non-employee director had the following number of options outstanding: Mr. Anderson,  39,583; Mr. Beach, 0; Mr. Cautero, 270,000; Mr. Fleming, 360,000; Mr. Silcock,  0; and Ms. Walker,  0. As of December 31, 2018, each non-employee director had the following number of unvested restricted stock units outstanding: Mr. Anderson,  59,760; Mr. Beach, 56,390; Mr. Cautero, 59,760; Mr. Fleming, 59,760; Mr. Silcock,  51,691; and Ms. Walker,  23,659

(2)

On March 25, 2019, Mr. Cautero informed the Company that he would not be standing for re-election at the Annual Meeting, and that he would resign from the Board of Directors effective May 9, 2019 due to personal reasons and time considerations.

Stock Ownership Guidelines

In August 2007, the Board of Directors implemented stock ownership guidelines for its non-employee directors to further align their interests with those of shareholders. For non-employee directors, stock ownership guidelines are set at a value equal to three times their annual cash retainer and other Board fees paid to such director over the prior twelve months. Under these guidelines, non-employee directors are encouraged to increase their ownership of our common stock to meet these ownership requirements within three years of becoming a director, or within three years of the adoption of the guidelines, whichever is later. The required ownership level for each director is re-calculated as of June 30 of every third year. Shares that count toward these ownership guidelines include:

•	shares of common stock purchased on the open market;
•	common stock obtained and held through stock option exercises; and
•	vested restricted stock and in-the-money vested stock options.

For so long as a director continues to serve on the Board, he or she may sell no more than 33% of his or her vested stock holdings in any one quarter. However, directors may sell enough shares to cover their income tax liability on vested grants. The Board may approve exceptions to these guidelines on a case-by-case basis.

As of the date of this Proxy Statement, all non-employee directors that have served on the board for three years or more have met the ownership level under the stock ownership guidelines based on the ownership level established as of June 30, 2018.

TRANSACTIONS WITH RELATED PERSONS

From March 23, 2018 through April 18, 2018 the Company offered subscriptions and issued an aggregate principal amount of $2,920,000 of Convertible Notes to institutional and individual accredited investors. As of March 14, 2019, there was $3,090,367 in principal and accrued interest outstanding under the Convertible Notes.  Our Named Executive Officers, Jennifer L. Cue, Eric Chastain and Max Schroedl, were among the group of accredited investors who participated in the offering. Ms. Cue, the Company’s CEO, purchased a Convertible Note in the principal amount of $100,000, Mr. Chastain, the Company’s Chief Operating Officer, purchased a Convertible Note in the principal amount of $10,000 and Mr. Schroedl, the Company’s Chief Financial Officer, purchased a Convertible Note in the principal amount of $5,000.  In addition, Christopher Beach, a member of the Board of Directors, was also among the group of accredited investors who participated in the offering. Mr. Beach purchased a Convertible Note in the principal amount of $500,000 through a family investment company, Hawksbill Holdings, LLLP.  All of these transactions were consummated pursuant to the terms of the Note Purchase Agreement and the Registration Rights Agreement (collectively, the “Transaction Documents”).  As of March 14, 2019, there was $650,926 in principal and accrued interest outstanding under the Convertible Notes held by Ms. Cue and Messrs. Chastain, Schroedl and Beach.

Each Convertible Note has a four-year term from the subscription date and bears interest at a rate of 6.0% per annum until maturity. The holders can convert all or part of each Convertible Note on or prior to the maturity date into a number of shares of the Company’s common stock, equal to the quotient obtained by dividing (i) the amount of the unpaid principal and interest on the Convertible Note by (ii) $0.32. The conversion price is subject to anti-dilution adjustment on a broad-based, weighted average basis if we issue shares or equity-linked instruments at a conversion price below $0.32 per share.

Pursuant to the terms of the Registration Rights Agreement, the Company was required to file a registration statement that covers the shares of common stock issuable upon conversion of the Convertible Notes within 30 days from the final closing of the sale of the Convertible Notes and not later than 60 days from the initial closing. The Company filed the registration statement covering these shares of common stock and such registration statement was declared effective in July 2018.

The Board of Directors and the Audit Committee reviewed the terms of the Transaction Documents in accordance with the policies described below, and ratified and approved (a) the transactions contemplated under the terms of the Transaction Documents and (b) the purchase of such Convertible Notes by Ms. Cue and Messrs. Chastain, Schroedl and Beach.

In addition, in January 2019 the Company engaged Millennial Brands Consulting Inc. (“Millennial Brands”) to provide certain marketing research and analysis pursuant to a marketing services agreement dated as of January 29, 2019 (the “Services Agreement”) at a fixed fee of $25,000.  In March 2019, the Company approved an extension of the Services Agreement for an additional three to six months at a fee of $8,500 per month.  One of the Company’s directors, Vanessa Walker, has a controlling interest in Millennial Brands.

The Board of Directors and the Audit Committee reviewed the terms of the Services Agreement in accordance with the policies described below, and ratified and approved the transactions contemplated under the terms of the Services Agreement.

Except as described above, there were no transactions since January 1, 2017, nor are there any proposed transactions as of the date of this proxy statement, as to which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related person has or will have a direct or indirect material interest other than the equity and other compensation, termination and other arrangements which are described above under the headings “Director Compensation” and “Executive Officer Compensation.”

The Board of Directors, upon the recommendation of the Audit Committee, has adopted a written policy for the review and approval or ratification of related person transactions. Under the policy, our directors and executive officers are expected to disclose to our principal financial officer (or, if the transaction involves the principal financial officer, to the CEO either, as applicable, the “Designated Officer”) the material facts of any transaction that could be considered a related person transaction promptly upon gaining knowledge of the transaction. A related person transaction is generally defined as any transaction required to be disclosed under Item 404(a) of Regulation S-K, the SEC's related person transaction disclosure rule, except that our policy does not contain a dollar threshold for a transaction to be considered a related person transaction.

If the Designated Officer determines that the transaction is a related person transaction under SEC’s rules, the Designated Officer will notify the Chair of the Audit Committee and submit the transaction to the Audit Committee, which will review and determine whether to approve or ratify the transaction.

When determining whether to approve or ratify a related person transaction, the Audit Committee will review relevant facts regarding the related person transaction, including:

•	the extent of the related person's interest in the transaction;
•	whether the terms are comparable to those generally available in arm's-length transactions; and
•	whether the related person transaction is consistent with the best interests of the Company.

The related person involved in the related person transaction may participate in the approval/ratification process only to provide additional information as needed for the Audit Committee's review. If any related person transaction is not approved or ratified by the Audit Committee, the Audit Committee may take such action in respect of the transaction as it may deem necessary or desirable in the best interests of the Company and its shareholders. If any related person transaction is ongoing or is part of a series of transactions, the Audit Committee may establish guidelines as necessary to appropriately review the ongoing related person transaction. After initial approval/ratification of the transaction, the Audit Committee will review the related person transaction on a regular basis (at least annually).

The Audit Committee is authorized to administer our related person transactions policy, and may amend, modify and interpret the policy as it deems necessary or desirable. Any material amendments or modifications to the policy will be reported to the full Board at its next regularly scheduled meeting. In addition, the Audit Committee will conduct an annual review and assessment of the policy.

REPORT OF AUDIT COMMITTEE

The Audit Committee of our Board of Directors serves as the representative of the Board for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Management has primary responsibility for preparing our financial statements, our internal controls and our financial reporting process. Our independent registered public accounting firm (“independent accountants”), Peterson Sullivan LLP (“Peterson Sullivan”), is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”) and issuing their report.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal year 2018 with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by PCAOB Auditing Standard No. 1301 (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent accountants the independent accountants' independence.

Based upon the Audit Committee's review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Raymond Silcock, Chair

Richard Cautero

Christopher Beach

Policy for Approval of Audit and Permitted Non-Audit Services

All audit, audit-related and tax services were pre-approved by the Audit Committee, which concluded that the provision of such services by Peterson Sullivan, our independent registered public accounting firm, was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. The Audit Committee’s charter requires that the Audit Committee review the scope and extent of audit services to be provided, including the engagement letter, prior to the annual audit, and review and pre-approve all audit fees to be charged by the independent auditors. In addition, the charter requires the Audit Committee to pre-approve all additional non-audit matters, if any, to be provided by the independent auditors.

Audit and Audit-Related Fees

The following table sets forth the aggregate fees billed by Peterson Sullivan for professional services rendered in fiscal years ended December 31, 2018 and 2017.

	2018	2017
Audit Fees (1)	$109,000	$95,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	23,000	22,000
All Other Fees (4)	—	—

____________

(1)

“Audit Fees” represent fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements included in our reports on Form 10-Q, and audit services provided in connection with other statutory or regulatory filings, including without limitation, our Registration Statement on Form S-1 (previously on Form S-3).

(2)	“Audit-Related Fees” generally represent fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements.
(3)	“Tax Fees” generally represent fees for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” generally represents fees for products and services provided to the Company that are not otherwise reported in the table.

All the above services were pre-approved by the Audit Committee.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Peterson Sullivan as our independent registered public accounting firm for the 2019 fiscal year, and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the shareholders at the Annual Meeting. Representatives of Peterson Sullivan are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Shareholder ratification of the selection of Peterson Sullivan as our independent registered public accounting firm is not required. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. However, the Audit Committee is submitting the selection of Peterson Sullivan to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether to retain Peterson Sullivan, and may continue to retain Peterson Sullivan or choose to retain another firm without resubmitting the matter to the shareholders. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of our Company and our shareholders.

The Board of Directors Recommends a Vote “FOR” Proposal 2

PROPOSAL 3 — ADVISORY VOTE ON COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS (“SAY ON PAY”)

We are asking shareholders to approve a non-binding advisory resolution (commonly referred to as a “say-on-pay” resolution) on our executive compensation as reported in this proxy statement.  This proposal gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers.  Ms. Cue, as a Named Executive Officer, has an interest in this proposal and did not participate in the deliberations regarding her compensation or the matters relating to this proposal.

We urge shareholders to read the Executive Compensation section above, including the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our Named Executive Officers.

We believe that our executive compensation program provides balanced compensation elements, with goals of motivating and rewarding the efforts of our Named Executive Officers, while carefully managing our cash assets and compensation expense, and also aligning the long-term interests of the Named Executive Officers with the long-term interests of our shareholders.

For these reasons, the Board of Directors recommends a vote in favor of the following advisory resolution at the Annual Meeting:

RESOLVED, that the shareholders of Jones Soda Co. (the “Company”) approve, on an advisory basis, the compensation of the Company’s Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company’s Annual Meeting.

This advisory “say-on-pay” resolution is not binding on the Board of Directors.  Although non-binding, the Board of Directors and the Compensation Committee value the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers.

Unless the Board of Directors modifies its policy on the frequency of future “say-on-pay” advisory votes, the next “say-on-pay” advisory vote will be held at the 2020 Annual Meeting of Shareholders.

The Board of Directors Recommends a Vote “FOR” Proposal 3

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING

Shareholder Proposals

We currently intend to hold the 2020 Annual Meeting of Shareholders in May 2020. Eligible shareholders who wish to present proposals for action at the 2020 Annual Meeting of Shareholders in accordance with the SEC Rule 14a-8 for inclusion in our Proxy Statement must submit their proposals in writing to our Corporate Secretary, at 66 S. Hanford St., Suite 150, Seattle, WA 98134 no later than the close of business on November 30,  2019. As described in the rules of the SEC, simply submitting a proposal does not guarantee that it will be included.

In addition, as set forth in our Amended and Restated Bylaws, any shareholder who intends to present a proposal at the 2020 Annual Meeting (other than a director nomination) must deliver notice to the Secretary of the Company no later than 90 days and no earlier than 120 days before the first anniversary of the date of the prior year's annual meeting. This means that for the 2020 Annual Meeting, we must receive notice no earlier than January 10,  2020 and no later than February 9,  2020, or such proposal will be considered untimely. Section 2.6.2 of the Amended and Restated Bylaws also requires the shareholder to provide additional specified information regarding the business that the shareholder proposes to bring before the meeting.

In addition, shareholders who intend to nominate persons for election to the Board of Directors at the 2020 Annual Meeting of Shareholders must provide advance written notice of such nomination in the manner required by our Amended and Restated Bylaws. Written notice of nominations, complying with Section 2.6.1 of the Amended and Restated Bylaws, must be delivered or mailed by first class United States mail, postage pre-paid, to the Secretary of the Company not less than 14 days nor more than 50 days prior to the date of the 2020 Annual Meeting of Shareholders; provided, however, that if less than 21 days' notice of the meeting is given to the shareholders, such written notice shall be delivered or mailed, as prescribed above, to the Secretary of the company not later than 5:00 p.m. on the seventh day following the day on which notice of the meeting was mailed to the shareholders.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING OF PROXIES

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more shareholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. We and some brokers household annual reports and proxy materials, delivering a single annual report and/or proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive at any time a separate copy of our annual report or proxy statement, by sending a written request to Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134, Attention: Investor Relations or calling us at 206-624-3357.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement in the future, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. If, at any time, you and another shareholder sharing the same address wish to participate in householding and prefer to receive a single copy of our annual report or proxy statement, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Jones Soda Co., 66 S. Hanford St., Suite 150, Seattle, WA 98134, Attention: Investor Relations or calling us at 206-624-3357.

INTERNET VOTING

The Company is incorporated under Washington law, which specifically permits electronically transmitted proxies, provided that the transmission set forth or be submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each shareholder by use of a control number to allow the shareholder to vote their shares and to confirm that their instructions have been properly recorded.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is intended that the persons named in the accompanying proxy will vote the shares represented by the proxies on each of such matters, in accordance with their best judgment.

By Order of the Board of Directors,

Jennifer L. Cue
Chief Executive Officer

March 26, 2019

*** Exercise Your *Right* to Vote ***

JONES SODA CO.

JONES SODA CO.
C/O BROADRIDGE
P.O. BOX 1342
BRENTWOOD, NY 11717

E67448-P20971

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 14, 2019
Date: May 9, 2019 **Time:** 2:00 p.m., Local Time
Location: Jones Soda Co.
66 S. Hanford St., Ste 150
Seattle, Washington 98134

Meeting live via the Internet-please visit www.virtualshareholdermeeting.com/JSDA2019.

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT ON FORM 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 25, 2019 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet:

Before The Meeting: Go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

During The Meeting: Go to *www.virtualshareholdermeeting.com/JSDA2019.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

E67449-P20971

JONES SODA CO.

JONES SODA CO.
C/O BROADRIDGE
P.O. BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on May 8, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/JSDA2019**

You may attend the Meeting via the Internet and vote during the Meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on May 8, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E72029-P20971

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